// BERUSCHI & COMPANY
Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Bryce Cox B.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com

August 3, 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Maximum Ventures Inc. (the "Issuer")
Filing of documents under Section 12g3-2(b),
***Securities Act* of 1934**
File No. 82-3923

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since March 23, 2004:

A. Copy of Notice of Directors dated March 31, 2004.

B. Unaudited Financial Statements and accompanying Management Discussion and Analysis ("MD&A")

- copy of unaudited financial statements for the period ended March 31, 2004 with relevant MD&A.

C. Copies of Forms 52-109FT2 (Certification of Interim Filings) filed with the British Columbia and Alberta Securities Commissions.

D. Copies of news releases issued during the relevant period.

E. Copies of Forms 45-103F4 filed with the British Columbia Securities Commission.

Dlw 8/12

F. Copies of BC Forms 53-901F/ Forms 51-102F3 (Material Change Reports) filed with the British Columbia and Alberta Securities Commissions.

G. Copies of TSX Venture Exchange letters of approval.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER:

GWEN WEGNER
Paralegal

Enclosures

82-3928

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
Location:
2nd Floor – 940 Blanshard Street
Victoria BC

Telephone: 250 356-8626
Hours: 8:30 – 4:30 (Monday – Friday)

NOTICE OF DIRECTORS
Form 8 / 9
Sections 113 and 132 *COMPANY ACT*

INSTRUCTIONS:

1. **Please type or print clearly in block letters and ensure that the form is signed and dated in ink. Complete all areas of the form. The Registry may have to return documents that do not meet this standard. Attach an additional sheet if more space is required.**
2. In Box A, enter the exact name of the company as shown on the Certificate of Incorporation, Amalgamation, Continuation or Change of Name.
3. In Box D, E and F, enter the last name, first name, and any initials of the company's directors as indicated.
4. In Box F, the residential address of a director must be a complete **physical address**. You may include general delivery, post office box, rural route, site or comp. number as part of the *address, but the Registry can not accept this information as a complete address.* You must also include a postal code. If an area does not have street names or numbers, provide a description that would readily allow a person to locate the director.
5. If changes occurred on more than one date, you must complete a separate Notice of Directors form for each date.
6. An individual who has ceased being a director cannot sign this form.
7. **Filing fee: $20.00**. Submit this form with a cheque or money order payable to the Minister of Finance, or provide the Registry authorization to debit the fee from a BC Online Deposit Account.
8. Additional information and forms are available on the internet at: www.fin.gov.bc.ca/registries

B CERTIFICATE OF INCORPORATION NO.

BC0294425

OFFICE USE ONLY – DO NOT WRITE IN THIS AREA

Freedom of Information and Protection of Privacy Act (FIPPA): The personal information requested on this form is made available to the public under the authority of the *Company Act*. Questions about how the *FIPPA* applies to this personal information can be directed to the Administrative Analyst, Corporate and Personal Property Registries at 250 356-0944, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

A FULL NAME OF COMPANY

MAXIMUM VENTURES INC.

C DATE OF CHANGE
YYYY / MM / DD
2004/03/31

D Full names of new directors **appointed**:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*
CLARANCE	NEAL

E Full names of persons who have **ceased** to be directors:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*

F Full names and addresses of **all** the directors of the company **as at the date of change listed above:**

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*	RESIDENTIAL ADDRESS *(INCLUDE POSTAL/ZIP CODE)*
BROOKS	DOUGLAS B.	4403 RANGER AVENUE, NORTH VAN, V7R 3L1
BURNETT	HUGH	2180 ARGYLE AVENUE, SUITE 901 WEST VAN, V7K 1A4
DRINOVZ	LEETA	407 2173 WEST 6TH AVENUE, VANCOUVER, V6K 1V5
CLARANCE	NEAL	#1305-33 CHESTERFIELD PLACE, NORTH VAN, V7M 3K

G **CERTIFIED CORRECT –** I have read this form and found it to be correct.

Signature of a current Director, Officer, or Company Solicitor

X Douglas B. Brooks

DATE SIGNED
YYYY / MM / DD
2004/07/28

FIN 753/WEB Rev. 2001 / 11 / 30 (Prescribed)

82-3923

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

___ Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
MAXIMUM VENTURES INC	March 31, 2004	04/05/31

ISSUER'S ADDRESS

501 – 905 West Pender Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B.C.	V6C 1L6	(604) 669-5886	(604) 669-5819

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Douglas Brooks	President	(604) 669-5819

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
N/A	N/A

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Douglas Brooks"	Douglas Brooks	04/05/31

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Leeta Drinovz"	Leeta Drinovz	04/05/31

(Electronic signatures should be entered in "quotations".)

MAXIMUM VENTURES INC.

INTERIM FINANCIAL STATEMENTS

March 31, 2004, and 2003

(Unaudited – Prepared by Management)

MAXIMUM VENTURES INC.

BALANCE SHEETS

(Unaudited – Prepared by Management)

	March 31, 2004 (Unaudited)	September 30, 2003 (Audited)
ASSETS		
Current		
Cash and cash equivalents	$ 131,666	$ 182,330
GST receivable	4,961	14,866
Accounts receivable	6,369	6,183
Advances and prepaid expenses	186,933	98,188
	329,929	301,567
Capital assets – Note 3	2,632	2,860
Resource properties – Note 2	628,757	439,677
	$ 961,318	$ 744,104
LIABILITIES		
Current		
Accounts payable and accrued liabilities – Note 5	$ 85,158	$ 239,099
Interest accrued	4,280	10,690
Loans payable	36,287	250,037
Due to related parties	17,231	36,576
	142,956	536,402
SHAREHOLDERS' EQUITY		
Share Capital - Note 4	4,350,111	3,590,611
Share subscriptions	145,000	180,000
Deficit	(3,676,749)	(3,562,909)
	818,362	207,702
	$ 961,318	$ 744,104

APPROVED BY DIRECTORS:

"Douglas Brooks", Director *"Leeta Drinovz"*, Director

SEE ACCOMPANYING NOTES

MAXIMUM VENTURES INC.

INTERIM STATEMENTS OF LOSS AND DEFICIT
For the three and six months ended March 31, 2004 and 2003
(Unaudited – Prepared by Management)

	Three Months Ended March 31, 2004	Three Months Ended March 31, 2003	Six Months Ended March 31, 2004	Six Months Ended March 31, 2003
EXPENSES				
Amortization	$ 114	$ -	$ 228	$ -
Bank charges and interest – Note 5	845	391	6,108	416
Consulting	-	-	-	12,800
Management fees – Note 5	7,500	7,500	15,000	15,000
Office & miscellaneous	7,976	670	10,497	1,139
Professional fees	10,015	11,135	15,815	17,635
Rent	9,000	9,000	18,000	18,000
Shareholders communication	14,884	-	16,838	-
Transfer agent and filing fees	16,042	7,734	22,791	9,085
Travel and promotion	5,226	4,800	8,563	5,165
NET LOSS FOR THE PERIOD	71,602	41,230	113,840	79,240
DEFICIT, BEGINNING OF THE PERIOD	3,605,147	3,415,907	3,562,909	3,377,897
DEFICIT, END OF PERIOD	$ 3,676,749	$ 3,457,137	$ 3,676,749	$ 3,457,137
NET LOSS PER SHARE	$ 0.01	$ 0.01	$ 0.01	$ 0.01

SEE ACCOMPANYING NOTES

MAXIMUM VENTURES INC.
INTERIM STATEMENTS OF CASH FLOWS
For the three and six months ended March 31, 2004 and 2003
(Unaudited – Prepared by Management)

	Three Months Ended March 31, 2004	Three Months Ended March 31, 2003	**Six Months Ended March 31, 2004**	Six Months Ended March 31, 2003
OPERATIONS				
Net loss for the period	$ (71,602)	$ (41,230)	$ (113,840)	$ (79,240)
Items not involving cash:				
Amortization	114	-	228	-
Changes in non-cash working capital items related to operations:				
Accounts receivable	(186)	(5,692)	(186)	(1,927)
Advances receivable and prepaid expenses	(3,438)	3,728	(88,745)	(101,272)
GST receivable	8,434	-	9,905	-
Accounts payable and accrued liabilities	10,176	28,828	(153,941)	7,520
Due to related parties	10,469	1,634	(19,345)	(1,284)
Interest accrued	-	-	(6,410)	-
Cash used in operating activities	(46,033)	(12,732)	(372,334)	(176,203)
INVESTING ACTIVITIES				
Resource properties acquisition costs	(91,000)	(120,000)	(186,000)	(150,000)
Deferred exploration costs	47,070	(6,295)	(3,080)	(6,295)
Cash used in investing activities	(43,930)	(126,295)	(189,080)	(156,295)
FINANCING ACTIVITIES				
Common shares issued for cash	-	-	604,500	300,000
Common shares subscribed	145,000	-	145,000	-
Share issue costs	-	-	(25,000)	(10,000)
Loans payable	-	15,000	(213,750)	40,400
Cash provided by financing activities	145,000	15,000	510,750	330,400
INCREASE (DECREASE) IN CASH DURING THE PERIOD	55,037	(124,027)	(50,664)	(2,098)
CASH, BEGINNING OF THE PERIOD	76,629	125,233	182,330	3,304
CASH, END OF PERIOD	$ 131,666	$ 1,206	$ 131,666	$ 1,206
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:				
Cash paid for:				
Interest	$ -	$ -	$ -	$ -
Income taxes	$ -	$ -	$ -	$ -

SEE ACCOMPANYING NOTES

MAXIMUM VENTURES INC.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
For the three and six months ended March 31, 2004
(Unaudited - Prepared by Management)

Note 1 **Interim Reporting**

While the information presented in the accompanying interim financial statements are unaudited, it includes all adjustments which are in the opinion of management necessary to present fairly the financial position, results of operations and changes in financial position for the interim period presented. It is suggested that these interim financial statements be read in conjunction with the Company's annual September 30, 2003 audited financial statements.

Note 2 **Resource Property Costs**

Edren Properties, Mongolia

By an option agreement with Brant Enterprises Inc. dated November 1, 2003, the Company acquired up to a 75% interest in the Edren Gold/Copper Properties, Mongolia. The Edren Gold/Copper Properties are located approximately 800 km southwest of the capital city, Ulaanbataar, and 250 km from the major regional capital, Altai City and together cover over 13,000 hectares.

For a 60% interest, the Company agreed to pay $100,000 USD and issue 500,000 common shares (issued) within seven (7) days of the TSX Venture Exchange acceptance for filing of the agreement, issue a further 750,000 common shares on or before May 1, 2005, make property maintenance payments of $25,000 USD per year, expend $1.75 million USD on exploration staged over 4 years, and pay $300,000 USD and issue 1.5 million common shares of the Company on or before the end of the fourth year. Upon the Company having earned a 60% interest in and to the Edren Properties, the Company and Brant Enterprises Inc. will form a single purpose joint venture to further explore and develop the Edren Properties.

The Company has the right to earn a further 15% interest for a total of 75% by funding the completion of a positive bankable feasibility study. The Vendor retains a 25% carried interest to production and retains a 1.75% NSR royalty.

Ulaan Properties, Mongolia

By an option agreement with Brant Enterprises Inc. dated November 1, 2003, the Company acquired up to a 75% interest in the Ulaan Gold Properties, Mongolia. The Ulaan Gold Properties are strategically located and cover a strike length of some 20 kilometres in a region considered to have very favourable geology. The properties are only a few kilometres west of the major regional centre of Altai City.

For a 60% interest, the Company agreed to pay $100,000 USD and issue 1,000,000 common shares (issued) within seven (7) days of the TSX Venture Exchange acceptance for filing of the agreement, issue a further 1,000,000 common shares on or before May 1, 2005, make property maintenance payments of $45,000 USD per year, expend $2.25 million USD on exploration staged over 4 years, and pay $480,000 USD and issue 2.0 million common shares of the Company on or before the end of the fourth year. Upon the Company having earned a 60%

Note 2 **Resource Property Costs - Cont'd**

Ulaan Properties, Mongolia – cont'd

interest in and to the Ulaan Properties, the Company and Brant Enterprises Inc. will form a single purpose joint venture to further explore and develop the Ulaan Properties.

The Issuer has the right to earn a further 15% interest for a total of 75% by funding the completion of a positive bankable feasibility study. The Vendor retains a 25% carried interest to production and retains a 1.75% NSR royalty.

As at March 31, 2004 the Company had expended $348,177 (September 30, 2003: $257,177) for Mongolian property acquisition and exploration.

Stump Lake Property

By an option agreement ("Agreement") with Braniff Gold Corp. ("Braniff") dated May 10, 2002, the Company has the option to earn a 100% interest in the Stump Lake property located south of Kamloops, British Columbia for consideration of 200,000 common shares (issued), of $500,000 in exploration expenditures and property payments totaling $350,000 as follows:

Exploration Expenditures:

- $200,000 on or before November 30, 2003; and
- a further $300,000 on or before November 30, 2006.

Cash Payments to Braniff:

- $150,000 (paid) within seven days of TSX Venture Exchange acceptance for filing of the Agreement;
- $25,000 on or before November 1, 2002 (paid);
- $75,000 on or before November 30, 2003 (paid);
- $25,000 on or before November 30, 2004;
- $25,000 on or before November 30, 2005; and
- $50,000 on or before November 30, 2006
  $ 250,000

At March 31, 2004 the Company paid $250,000 to Braniff and incurred $182,693 in exploration costs and advances. The Agreement is subject to a 3% net smelter return royalty.

Note 3 **Capital Assets**

	Cost	Accumulated Amortization	Net Carrying Amount March 31, 2004	2003
Computer equipment	$ 3,037	$ 2405	$ 2,632	$ -

Note 4 **Share Capital**

Authorized:

100,000,000 common shares without par value.

Issued		Number of Shares	Dollar Value
Balance September 30, 2002		9,560,171	$ 3,302,611
For cash:			
- pursuant to a private placement – at$0.10		3,000,000	300,000
Share issue costs		-	(12,000)
Balance September 30, 2003		12,560,171	$ 3,590,611
For cash:			
- for mineral property	– at $0.10	200,000	20,000
- pursuant to exercise of stock options	– at $0.15	1,150,000	172,500
- pursuant to exercise of warrants	– at $0.10	1,800,000	180,000
- pursuant to private placement	– at $0.1275	3,231,372	412,000
Share issue costs		-	(25,000)
Balance March 31, 2004		18,941,543	$ 4,350,111

As of March 31, 2004, the company's transfer agent held 107,142 common shares in escrow.

Commitments

Stock-based compensation plan

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

A summary of the status of the stock option plan as of March 31, 2004 and 2003 and changes during the periods ending on those dates is presented below:

Note 4 **Share Capital- cont'd**

Commitments – cont'd

Stock-based compensation plan – cont'd

	March 31, 2004		March 31, 2003	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	1,256,000	$0.15	-	-
Granted	1,465,000	$0.65	256,000	$0.15
	-		1,000,000	$0.15
Exercised	(1,150,000)	$0.15	-	
Expired	(106,000)		-	
Options outstanding and exercisable at end of period	1,465,000	$0.65	1,256,000	$0.15

At March 31, 2004 the following share purchase options were outstanding entitling the holder to purchase one common share of the company for each option held:

Number of Shares	Exercise Price	Expiry Date
1,465,000	$0.65	December 3, 2005

Share purchase warrants

At March 31, 2004 the following share purchase warrants were outstanding entitling the holder to purchase one common share of the company for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
3,231,372	$0.25	December 31, 2005

Note 5 **Related Party Transactions**

During the six months ended March 31, 2004 and 2003, the Company incurred the following costs charged by the company controlled by a director of the Company:

	Three months ended March 31,		Six months ended March 31,	
	2004	2003	2004	2003
Management fees	$ 7,500	$ 7,500	$ 15,000	$ 15,000
Interest	336	-	2,497	-
	$ 7,836	$ 7,500	$ 17,497	$ 15,000

These charges were measured by the exchange amount which is the amount agreed upon by the transacting parties.

At March 31, 2004, accounts payable includes $ 10,646 (2003: $10,547) due to a company controlled by a director of the Company.

Note 5 **Subsequent Events**

Subsequent to March 31, 2004 the Company:

(i) completed the acquisition of the Edren Properties in Mongolia. Pursuant to the terms of the agreement, the Company has issued: a total of 500,000 common shares in its capital to the Vendor at a deemed price of $0.80 per share and a total of 50,000 common shares in its capital to the finder at a deemed price of $0.1275 per share. The issuance of the shares followed the acceptance for filing by the TSX Venture Exchange of the option agreement. The shares are subject to a hold period and may not be traded until August 31, 2004.

(ii) completed the acquisition of the Ulaan Properties in Mongolia. Pursuant to the terms of the agreement, the Company has issued: a total of 1,000,000 common shares in its capital to the Vendor at a deemed price of $0.70 per share and a total of 100,000 common shares in its capital to the finder at a deemed price of $0.70 per share. The issuance of the shares followed the acceptance for filing by the TSX Venture Exchange of the option agreement. The shares are subject to a hold period and may not be traded until August 17, 2004.

MAXIMUM VENTURES INC.

Management Discussion and Analysis of Financial Condition and Results of Operations

For the second quarter ended March 31, 2004 Maximum Ventures Inc. ("Maximum" or the "Company") prepared management discussion following the requirements of new securities legislation National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines more detailed and comprehensive requirements for management discussion and analysis. This discussion and analysis of the results of operations should be read in conjunction with the audited financial statements and accompanying notes for the years ended September 30, 2003 and 2002. This discussion and analysis as of May 31, 2004 provides information on the operations of Maximum for the six months period ended March 31, 2004 and subsequent to the quarter end.

Overview

Maximum is a mining exploration company. The Company's shares are listed and called for trading on the TSX Venture Exchange under the trading symbol "MVI".

The Company's principal business is the acquisition, exploration and development of mineral properties with a primary focus on exploration properties demonstrating strong potential for hosting large scale ore bodies.

The Company has operations in Mongolia where it is searching primarily for Gold and Copper, and in Canada where it is searching primarily for Gold and Silver.

Mineral Properties

Stump Lake Property, Canada

In May 2002, the Company entered into an option agreement for the acquisition of up to a 100% interest in the Stump Lake epithermal gold property from Braniff Gold Corp. ("Braniff"), a private British Columbia company. Consideration for the acquisition of a 100% interest includes $350,000 in cash payments ($250,000 paid), $500,000 in exploration work (as at March 31, 2004, the Company incurred $182,693 in exploration costs and advances) and 200,000 common shares (issued). The Company will become the operator upon earning a 50% interest. Braniff has a one-time back-in right to acquire a 25% participating interest in the property, exercisable at any time within 6 months of the Company having earned its 100% interest in the property, by paying $225,000 in cash.

Edren Properties, Mongolia

In November 2003, the Company entered into an option agreement for the acquisition of up to a 75% interest in the Edren Gold/Copper Properties, Mongolia. The Edren Gold/Copper Properties are located approximately 800 km southwest of the capital city, Ulaanbataar, and 250 km from the major regional capital, Altai City and together cover over 13,000 hectares. For a 60% interest, the Company has agreed to pay $100,000 USD and issue 500,000 common shares (issued) within seven (7) days of the TSX Venture Exchange acceptance for filing of the agreement, issue a further 750,000 common shares on or before May 1, 2005, make property maintenance payments of $25,000 USD per year, expend $1.75 million USD on exploration staged over 4 years, and pay $300,000 USD and issue 1.5 million common shares of the Company on or before the end of the fourth year. Upon the Company having earned a 60% interest in and to the Edren Properties, the Company and a private company will form a single purpose joint venture to further explore and develop the Edren Properties.
The Company has the right to earn a further 15% interest for a total of 75% by funding the completion of a positive bankable feasibility study. The Vendor retains a 25% carried interest to production and retains a 1.75% NSR royalty. The option agreement was accepted for filing by the TSX Venture Exchange subsequent to the quarter end..

Ulaan Properties, Mongolia

In November 2003, the Company also entered into an option agreement for the acquisition of up to a 75% interest in the Ulaan Gold Properties, Mongolia. The Ulaan Gold Properties are strategically located and cover a strike length of

some 20 kilometres in a region considered to have very favourable geology. The properties are only a few kilometres west of the major regional centre of Altai City. For a 60% interest, the Company has agreed to pay $100,000 USD and issue 1,000,000 common shares (issued) within seven (7) days of the TSX Venture Exchange acceptance for filing of the agreement, issue a further 1,000,000 common shares on or before May 1, 2005, make property maintenance payments of $45,000 USD per year, expend $2.25 million USD on exploration staged over 4 years, and pay $480,000 USD and issue 2.0 million common shares of the Company on or before the end of the fourth year. Upon the Company having earned a 60% interest in and to the Ulaan Properties, the Company and a private company will form a single purpose joint venture to further explore and develop the Ulaan Properties.

The Company has the right to earn a further 15% interest for a total of 75% by funding the completion of a positive bankable feasibility study. The Vendor retains a 25% carried interest to production and retains a 1.75% NSR royalty. The option agreement was accepted for filing by the TSX Venture Exchange subsequent to the quarter end.

As at March 31, 2004 the Company had expended $348,177 (September 30, 2003: $257,177) for Mongolian property acquisition and exploration.

Application of Critical Accounting Policies

Mineral Properties

Mineral property costs include initial acquisition costs and related option payments, which are recorded when incurred or paid. Exploration and development costs are capitalized until properties are brought into production, whereupon at which time costs are amortized on a unit of production basis over economically recoverable reserves. Option payments are credited against mineral property costs when received. No gain or loss on disposition of a partial interest is recorded until all carrying costs of the interest have been offset by proceeds of sale or option payments received.

Equipment

Equipment is recorded at cost less accumulated depreciation. Depreciation is provided over the estimated useful life of the asset using the declining balance basis and an annual rate of 30% . One-half of the annual rate is used in the year of acquisition.

Stock-based compensation

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. These new requirements require that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. The Company adopted the revised requirements of CICA Handbook, Section 3870 on January 1, 2004 whereby the fair value of stock option awards to employees and directors will be recognized as an expense.

Selected Annual Financial Information

The following table presents unaudited selected financial information for the three months ended March 31, 2004 and 2003 and, for the last three audited fiscal years ended September 30, 2003, 2002 and 2001:

	Three months ended March 31, 2004	Three months ended March 31, 2003	Year ended September 30, 2003	Year ended September 30, 2002	Year ended September 30, 2001
	$	$	$	$	$
Revenue	-	-	-	-	-
Net loss	(71,602)	(41,230)	(185,012)	(207,814)	(174,232)
Basic and diluted loss per share	(0.01)	(0.01)	(0.02)	(0.03)	(0.03)
Total assets	961,318	300,242	744,104	42,846	7,282

Results of Operations

Net loss for the six months ended March 31, 2004 was $ 113,840 or $0.01 per share as compared to a loss of $79,240 or $0.00 per share for the six months ended March 31, 2003. The increase in net loss was primarily due to increase in shareholder communication expenditures and filing fees.

Revenues

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

Expenses

The following table identifies the changes in general and administrative expense for the three month period ended March 31, 2004 and 2003 and for the years ended December 31, 2003, 2002 and 2001:

	Three months ended March 31, 2004	Three months ended March 31, 2003	Year ended September 30, 2003	Year ended September 30, 2002	Year ended September 30, 2001
	$	$	$	$	$
Amortization	114	-	178	-	-
Increase (decrease) *	N/A	-	-	-	-
Bank charges and interest	845	391	15,371	16,473	21,496
Increase (decrease) *	116	-	(6.69)	(23.37)	-
Transfer agent and filing fees	16,042	7,734	11,956	9,999	7,261
Increase (decrease) *	107.42	-	19.57	37.71	-
Management fees	7,500	7,500	30,000	30,000	30,000
Increase (decrease) *	0.00	-	0.00	0.00	-
Professional fees	10,015	11,135	62,877	67,558	21,628
Increase (decrease) *	(10.06)	-	(6.93)	212.36	-
Office and misc.	7,976	670	5,700	7,823	17,874
Increase (decrease) *	N/A	-	(27.14)	(56.24)	-
Rent	9,000	9,000	37,500	31,500	18,000
Increase (decrease) *	0.00	-	19.05	75.00	-
Shareholder communication	14,884	-	-	-	-
Increase (decrease) *	N/A	-	-	-	-

Travel and promotion	5,226	4,800	6,730	1,661	152
Increase (decrease) *	8.88	-	305.17	925.00	-

* Increase (decrease) expressed in % compared to the prior year or comparative period of the prior year (if less than one year).

During the six months ended March 31, 2004 the Company incurred bank charges and interest expense of $6,108 (2003: $416), management fees of $15,000 (2003: $15,000), office costs of $10,497 (2003: $1,139),professional fees of $15,815 (2003: $17,635), rent of 18,000 (2003: $18,000), shareholder communication expenses of $16,838 (2003: $Nil), transfer agent and filing fees of $22,791 (2003: $9,085), and travel and promotion of $8,563 (2003: $5,165).

Summary of Quarterly Results

The following table presents unaudited selected financial information for each of the last eight quarters ended September 30, 2003 and the quarters ended December 31, 2003 and March 31, 2004:

	Three months ended March 31, 2004	Three months ended December 31, 2003	Year ended September 30, 2003				Year ended September 30, 2002			
			Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	$	$	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-	-	-
Net loss	(71,602)	(42,238)	(38,010)	(41,230)	(40,588)	(65,184)	(22,589)	(33,655)	(101,712)	(49,858)
Basic/ diluted loss per share	(0.01)	(0.01)	(0.00)	(0.03)	(0.01)	(0.06)	(0.01)	(0.04)	(0.00)	(0.01)

Liquidity and Capital Resources

At March 31, 2004, the Company had a working capital (deficiency) of $186,973 (2003: $20,821).

Management anticipates the raising of additional funding through sale of its securities to enable the Company to fund ongoing operations. The accompanying financial statements have been prepared on the basis of Canadian generally accepted accounting principles applicable to a going concern. The appropriateness of using the going concern basis is dependent upon, among other things, future profitable operations, and the ability to raise additional capital. Specifically, the recovery of the Company's investment in resource properties and related deferred costs is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain necessary financing to develop the properties and establish future profitable production from the properties or from the proceeds of their disposition. If the Company were unable to continue as a going concern it is likely that assets would be realized at amounts significantly lower than the carrying value and the Issuer may not be able to satisfy all its obligations.

At the end of the second quarter, the Company held cash on hand of $131,666 (September 30, 2003: $182,330) and liabilities totalled $142,956 (September 30, 2003: $536,402).

Related Party Transactions

During the six months ended March 31, 2004 the Company incurred $15,000 (2003: $15,000) in management fees charged by the company controlled by a director of the Company. At March 31, 2004 accounts payable included $ 10,646 (2003: $10,547) owed to a director of the Company. The amounts due are unsecured, non-interest bearing and have no specific terms of repayment.

Risks and Uncertainties

Maximum plans to continue to raise additional capital through the exercise of stock options and warrants, and issuing new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

Forward-Looking Statements

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

02-3923

MAXIMUM VENTURES INC.

Management Discussion and Analysis of Financial Condition and Results of Operations

For the second quarter ended March 31, 2004 Maximum Ventures Inc. ("Maximum" or the "Company") prepared management discussion following the requirements of new securities legislation National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines more detailed and comprehensive requirements for management discussion and analysis. This discussion and analysis of the results of operations should be read in conjunction with the audited financial statements and accompanying notes for the years ended September 30, 2003 and 2002. This discussion and analysis as of May 31, 2004 provides information on the operations of Maximum for the six months period ended March 31, 2004 and subsequent to the quarter end.

Overview

Maximum is a mining exploration company. The Company's shares are listed and called for trading on the TSX Venture Exchange under the trading symbol "MVI".

The Company's principal business is the acquisition, exploration and development of mineral properties with a primary focus on exploration properties demonstrating strong potential for hosting large scale ore bodies.

The Company has operations in Mongolia where it is searching primarily for Gold and Copper, and in Canada where it is searching primarily for Gold and Silver.

Mineral Properties

Stump Lake Property, Canada

In May 2002, the Company entered into an option agreement for the acquisition of up to a 100% interest in the Stump Lake epithermal gold property from Braniff Gold Corp. ("Braniff"), a private British Columbia company. Consideration for the acquisition of a 100% interest includes $350,000 in cash payments ($250,000 paid), $500,000 in exploration work (as at March 31, 2004, the Company incurred $182,693 in exploration costs and advances) and 200,000 common shares (issued). The Company will become the operator upon earning a 50% interest. Braniff has a one-time back-in right to acquire a 25% participating interest in the property, exercisable at any time within 6 months of the Company having earned its 100% interest in the property, by paying $225,000 in cash.

Edren Properties, Mongolia

In November 2003, the Company entered into an option agreement for the acquisition of up to a 75% interest in the Edren Gold/Copper Properties, Mongolia. The Edren Gold/Copper Properties are located approximately 800 km southwest of the capital city, Ulaanbataar, and 250 km from the major regional capital, Altai City and together cover over 13,000 hectares.

For a 60% interest, the Company has agreed to pay $100,000 USD and issue 500,000 common shares (issued) within seven (7) days of the TSX Venture Exchange acceptance for filing of the agreement, issue a further 750,000 common shares on or before May 1, 2005, make property maintenance payments of $25,000 USD per year, expend $1.75 million USD on exploration staged over 4 years, and pay $300,000 USD and issue 1.5 million common shares of the Company on or before the end of the fourth year. Upon the Company having earned a 60% interest in and to the Edren Properties, the Company and a private company will form a single purpose joint venture to further explore and develop the Edren Properties.

The Company has the right to earn a further 15% interest for a total of 75% by funding the completion of a positive bankable feasibility study. The Vendor retains a 25% carried interest to production and retains a 1.75% NSR royalty. The option agreement was accepted for filing by the TSX Venture Exchange subsequent to the quarter end..

Ulaan Properties, Mongolia

In November 2003, the Company also entered into an option agreement for the acquisition of up to a 75% interest in the Ulaan Gold Properties, Mongolia. The Ulaan Gold Properties are strategically located and cover a strike length of some 20 kilometres in a region considered to have very favourable geology. The properties are only a few kilometres west of the major regional centre of Altai City.

For a 60% interest, the Company has agreed to pay $100,000 USD and issue 1,000,000 common shares (issued) within seven (7) days of the TSX Venture Exchange acceptance for filing of the agreement, issue a further 1,000,000 common shares on or before May 1, 2005, make property maintenance payments of $45,000 USD per year, expend $2.25 million USD on exploration staged over 4 years, and pay $480,000 USD and issue 2.0 million common shares of the Company on or before the end of the fourth year. Upon the Company having earned a 60% interest in and to the Ulaan Properties, the Company and a private company will form a single purpose joint venture to further explore and develop the Ulaan Properties.

The Company has the right to earn a further 15% interest for a total of 75% by funding the completion of a positive bankable feasibility study. The Vendor retains a 25% carried interest to production and retains a 1.75% NSR royalty. The option agreement was accepted for filing by the TSX Venture Exchange subsequent to the quarter end.

As at March 31, 2004 the Company had expended $348,177 (September 30, 2003: $257,177) for Mongolian property acquisition and exploration.

Application of Critical Accounting Policies

Mineral Properties

Mineral property costs include initial acquisition costs and related option payments, which are recorded when incurred or paid. Exploration and development costs are capitalized until properties are brought into production, whereupon at which time costs are amortized on a unit of production basis over economically recoverable reserves. Option payments are credited against mineral property costs when received. No gain or loss on disposition of a partial interest is recorded until all carrying costs of the interest have been offset by proceeds of sale or option payments received.

Equipment

Equipment is recorded at cost less accumulated depreciation. Depreciation is provided over the estimated useful life of the asset using the declining balance basis and an annual rate of 30% . One-half of the annual rate is used in the year of acquisition.

Stock-based compensation

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. These new requirements require that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. The Company adopted the revised requirements of CICA Handbook, Section 3870 on January 1, 2004 whereby the fair value of stock option awards to employees and directors will be recognized as an expense.

Selected Annual Financial Information

The following table presents unaudited selected financial information for the three months ended March 31, 2004 and 2003 and, for the last three audited fiscal years ended September 30, 2003, 2002 and 2001:

	Three months ended March 31, 2004	Three months ended March 31, 2003	Year ended September 30, 2003	Year ended September 30, 2002	Year ended September 30, 2001
	$	$	$	$	$
Revenue	-	-	-	-	-
Net loss	(71,602)	(41,230)	(185,012)	(207,814)	(174,232)
Basic and diluted loss per share	(0.01)	(0.01)	(0.02)	(0.03)	(0.03)
Total assets	961,318	300,242	744,104	42,846	7,282

Results of Operations

Net loss for the six months ended March 31, 2004 was $ 113,840 or $0.01 per share as compared to a loss of $79,240 or $0.00 per share for the six months ended March 31, 2003. The increase in net loss was primarily due to increase in shareholder communication expenditures and filing fees.

Revenues

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

Expenses

The following table identifies the changes in general and administrative expense for the three month period ended March 31, 2004 and 2003 and for the years ended December 31, 2003, 2002 and 2001:

	Three months ended March 31, 2004	Three months ended March 31, 2003	Year ended September 30, 2003	Year ended September 30, 2002	Year ended September 30, 2001
	$	$	$	$	$
Amortization	114	-	178	-	-
Increase (decrease) *	N/A	-	-	-	-
Bank charges and interest	845	391	15,371	16,473	21,496
Increase (decrease) *	116	-	(6.69)	(23.37)	-
Transfer agent and filing fees	16,042	7,734	11,956	9,999	7,261
Increase (decrease) *	107.42	-	19.57	37.71	-
Management fees	7,500	7,500	30,000	30,000	30,000
Increase (decrease) *	0.00	-	0.00	0.00	-
Professional fees	10,015	11,135	62,877	67,558	21,628
Increase (decrease) *	(10.06)	-	(6.93)	212.36	-
Office and misc.	7,976	670	5,700	7,823	17,874
Increase (decrease) *	N/A	-	(27.14)	(56.24)	-
Rent	9,000	9,000	37,500	31,500	18,000
Increase (decrease) *	0.00	-	19.05	75.00	-
Shareholder communication	14,884	-	-	-	-
Increase (decrease) *	N/A	-	-	-	-
Travel and promotion	5,226	4,800	6,730	1,661	152
Increase (decrease) *	8.88	-	305.17	925.00	-

* Increase (decrease) expressed in % compared to the prior year or comparative period of the prior year (if less than one year).

During the six months ended March 31, 2004 the Company incurred bank charges and interest expense of $6,108 (2003: $416), management fees of $15,000 (2003: $15,000), office costs of $10,497 (2003: $1,139),professional fees of $15,815 (2003: $17,635), rent of 18,000 (2003:

$18,000), shareholder communication expenses of $16,838 (2003: $Nil), transfer agent and filing fees of $22,791 (2003: $9,085), and travel and promotion of $8,563 (2003: $5,165).

Summary of Quarterly Results

The following table presents unaudited selected financial information for each of the last eight quarters ended September 30, 2003 and the quarters ended December 31, 2003 and March 31, 2004:

	Three months ended March 31, 2004	Three months ended December 31, 2003	Year ended September 30, 2003				Year ended September 30, 2002			
			Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	$	$	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-	-	-
Net loss	(71,602)	(42,238)	(38,010)	(41,230)	(40,588)	(65,184)	(22,589)	(33,655)	(101,712)	(49,858)
Basic/ diluted loss per share	(0.01)	(0.01)	(0.00)	(0.03)	(0.01)	(0.06)	(0.01)	(0.04)	(0.00)	(0.01)

Liquidity and Capital Resources

At March 31, 2004, the Company had a working capital (deficiency) of $186,973 (2003: $20,821).

Management anticipates the raising of additional funding through sale of its securities to enable the Company to fund ongoing operations. The accompanying financial statements have been prepared on the basis of Canadian generally accepted accounting principles applicable to a going concern. The appropriateness of using the going concern basis is dependent upon, among other things, future profitable operations, and the ability to raise additional capital. Specifically, the recovery of the Company's investment in resource properties and related deferred costs is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain necessary financing to develop the properties and establish future profitable production from the properties or from the proceeds of their disposition. If the Company were unable to continue as a going concern it is likely that assets would be realized at amounts significantly lower than the carrying value and the Issuer may not be able to satisfy all its obligations.

At the end of the second quarter, the Company held cash on hand of $131,666 (September 30, 2003: $182,330) and liabilities totalled $142,956 (September 30, 2003: $536,402).

Related Party Transactions

During the six months ended March 31, 2004 the Company incurred $15,000 (2003: $15,000) in management fees charged by the company controlled by a director of the Company. At March 31, 2004 accounts payable included $ 10,646 (2003: $10,547) owed to a director of the Company. The amounts due are unsecured, non-interest bearing and have no specific terms of repayment.

Risks and Uncertainties

Maximum plans to continue to raise additional capital through the exercise of stock options and warrants, and issuing new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

Forward-Looking Statements

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

MAXIMUM VENTURES INC.

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Douglas Brooks, President and Chief Executive Officer for **Maximum Ventures Inc**., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Maximum Ventures Inc.** (the issuer) for the interim period ending **March 31, 2004;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 31, 2004

/s/ "Douglas Brooks"
Douglas Brooks
President & CEO

MAXIMUM VENTURES INC.

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Douglas Brooks, Chief Financial Officer for **Maximum Ventures Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Maximum Ventures Inc.** (the issuer) for the interim period ending **March 31, 2004;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 31, 2004

/s/ "Douglas Brooks"
Douglas Brooks
Chief Financial Officer

82-3923

MAXIMUM

MAXIMUM VENTURES INC.

March 31, 2004

Telephone: (604) 669-5819
Toll Free: 1 (888) 880-2288

Trading Symbol: MVI
12g3-2(b): 82-3923

DIRECTORS APPOINTED AT AGM
MONGOLIA PROCEEDING

Maximum Ventures Inc. is pleased to announce that at its 2004 Annual and Special General Meeting held earlier today Douglas Brooks, Hugh Burnett, Neal Clarance and Leeta Drinovz were elected as Directors of the Company. Mr. Brooks is continuing as Maximum's President.

Maximum is also pleased to announce that it is proceeding with its Mongolian initiative, including options to acquire up to 75% interests in two portfolios of gold and copper properties in Mongolia, the Edren Gold/Copper Properties located in the south western Gobi region of Mongolia, and the Ulaan Gold Properties located in the western region of Mongolia, initially announced on November 6, 2003.

MAXIMUM VENTURES INC.

Per: ***"Hugh Burnett"***
Hugh Burnett, Director

82-3923

MAXIMUM VENTURES INC.

Corporate Head Office
501-905 West Pender Street
Vancouver, BC Canada V6C 3B2
Toll Free: (888) 880-2288
Tel: (604) 669-5819
Fax: (604) 669-5886
tol@maximumventures.net

TRADING SYMBOL: (TSX) **MVI**
TRADING SYMBOL: (OTC) MXRVF

April 26, 2004
PRESS RELEASE 04.2004

12g3-2(b): 82-3923

MONGOLIA
ULAAN GOLD/COPPER PROPERTIES AGREEMENT ACCEPTED FOR FILING

Maximum is pleased to announce that the TSX Venture Exchange has accepted for filing an Option Agreement dated November 1, 2003 granting Maximum an option to earn up to a 75% interest in the Ulaan Gold/Copper Properties located in Mongolia.

The Ulaan Gold/Copper Properties are three exploration licenses totaling 20,487 hectares in the Gobi Altai Aimag, southwestern Mongolia, along the eastern extension of the Altai Mountains. The licenses are 35 kms west – northwest of Altai, the regional centre.

Maximum has issued a total of 1,000,000 common shares to the Vendor at a deemed price of $0.70 per share pursuant to the terms of the Option Agreement, and a total of 100,000 common shares to the finder at a deemed price of $0.1275 per share in accordance with the finder's fee agreement. These shares are subject to a hold period and may not be traded until August 17, 2004. The Ulaan properties are subject to a 1.75% royalty to the Vendor.

On November 6, 2003, Maximum also announced it was acquiring an option to acquire a second portfolio of properties, the Edren Copper/Gold Properties in Mongolia. Maximum has filed for and is awaiting acceptance for filing of the Edren Properties from the TSX Venture Exchange. Upon acceptance for filing of the Edren Copper/Gold Properties, Maximum will proceed to close the balance of the outstanding private placements.

BY ORDER OF THE BOARD OF DIRECTORS OF
MAXIMUM VENTURES INC.

Per: ***"Douglas B. Brooks"***
Douglas B. Brooks, President

For further information contact Maximum at:

Toll Free: 1.888.880-2288
Telephone: 604.669.5819
Email: **tol@maximumventures.net**
Website: www.maximumventures.net

82-3923

MAXIMUM VENTURES INC.

Corporate Head Office
501-905 West Pender Street
Vancouver, BC V6C 1L6
Toll Free: (888) 880-2288
Tel: (604) 669-5819
Fax: (604) 669-5886
E-mail: tol@maximumventures.net
Web: www.maximumventures.net

TRADING SYMBOL: (TSX) **MVI**
TRADING SYMBOL: (OTC) MXRVF

May 04, 2004
PRESS RELEASE 05.2004

12g3-2(b): 82-3923

MONGOLIA
EDREN COPPER/GOLD PROPERTIES AGREEMENT ACCEPTED FOR FILING
EXPLORATION PLANNED FOR MAY

Maximum Ventures Inc. is pleased to announce that the TSX Venture Exchange has accepted for filing an Option Agreement dated November 1, 2003 granting Maximum an option to earn up to a 75% interest in the Edren Copper/Gold Properties located in Mongolia.

This is the second property area in Mongolia to receive acceptance for filing. On April 6, 2004, Maximum announced that the TSX Venture Exchange had accepted for filing an option agreement granting Maximum an option to earn up to a 75% interest in the Ulaan Gold/Copper properties located in Mongolia.

Maximum has now opened a regional office in the capital, Ulaanbaatar, and is planning to commence exploration on its Mongolian properties in May.

Maximum's independent qualified person on the Edren property is Dr. Gerald Harper, Ph.D., P.Geo. Regarding the Edren Copper/Gold Properties, Dr. Harper reports, "A large target with scope to host one or more porphyry deposits is evident." Preliminary reconnaissance indicates the Edrengiin mountain range has both geology and a "basin and range" topography very similar to Nevada, USA. The desert climate also provides for similar weathering styles of rocks. While prior exploration in the range has been almost non existent, historic gold production is confirmed from the dry gold placer operations visible during aerial reconnaissance.

Edren Copper/Gold Properties

The Edren Copper/Gold Properties are comprised of three (3) exploration licenses totaling 12,556 hectares. In addition to these licenses, two contiguous exploration licenses totaling 3,101 hectares are the subject of an acquisition agreement, which are being finalized in Mongolia at present. They are all located in the Gobi Altai Aimag, in southwestern Mongolia, within the western Gobi desert along the northeast flank of the Edrengiin range of mountains about 230 kilometers from Altai city, the Aimag center.

The area of the Edren exploration licenses was targeted after satellite image analysis. The principal areas of interest give the impression of a predominantly rhyolitic volcanic host rock environment, which has been strongly altered by a large, relatively high sulphidation system. The full extent of the alteration system cannot be determined due to cover, but windows of altered rock and anomalous satellite imagery indicates that the system extends over an area of at least 13 km by 13 km, covering most of the license areas. Much of the cover is thin and has been in place for sufficient time that it might protect supergene or oxide enriched material such as occurs at several well known porphyry copper deposits in similar climates in northern Chile, such as the Chuquicamata and Escondida deposits. The very large area of alteration over the extent of the property is large enough to host several porphyry deposits.

The presence of significant gold in one of the samples (0.69 g/tonne gold), taken by Dr. Harper during his visit, plus several other anomalous values of gold and molybdenum, several kilometers apart, supports the potential for a large altered zone containing one or more complete porphyry mineral systems.

Maximum plans on initiating a Phase I exploration program on the Edren Copper/Gold properties in May. The exploration program will further quantify the extent of the porphyry style rocks, alteration and geochemistry. It will include magnetometer and induced polarization surveys and should be followed by diamond drilling with the particular aim to test for potential supergene enrichment mineralization zones.

Maximum has issued a total of 500,000 common shares to the Vendor at a deemed price of $0.70 per share pursuant to the terms of the Option Agreement, and a total of 50,000 common shares to the finder at a deemed price of $0.1275 per share in accordance with the finder's fee agreement. These shares are subject to a hold period and may not be traded until August 17, 2004. The Edren properties are subject to a 1.75% royalty to the Vendor.

BY ORDER OF THE BOARD OF DIRECTORS OF
MAXIMUM VENTURES INC.

Per: ***"Douglas B. Brooks"***
Douglas B. Brooks, President

For further information contact Maximum at:

Toll Free: 1.888.880.2288
Telephone: 604.669.5819
Email: tol@maximumventures.net
Website: www.maximumventures.net

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News. ***Cautionary Note to US Investors:*** *This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks ar.d uncertainties. Actual results may differ materially from those currently anticipated in such statements*

82-3923

MAXIMUM VENTURES INC.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 669-5819
Facsimile: (604) 669-5886

June 10, 2004

Trading Symbol: MVI
12g3-2(b): 82-3923

NEWS RELEASE

Maximum Ventures Inc. announces today the results from its operations during the six-month period ended March 31, 2004. Maximum Ventures Inc. incurred a net loss of 113,840 ($0.01 per share) for the period ended March 31, 2004, as compared to a loss of $79,240 ($0.01 per share) for the period ended March 31, 2003. The increase in the net loss was due to the increase of $16,838 in shareholder communication costs, $13,706 in transfer agent and filing fees and $9,358 in office and administrative expenditures.

MAXIMUM VENTURES INC.

Per: *"Douglas B. Brooks"*
Douglas B. Brooks, President

02-3923

FORM 45-103F4

REPORT OF EXEMPT DISTRIBUTION (AMENDED)

Issuer information

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. Also state the full name and address of the vendor, if this report is filed (a) by a vendor who is not the issuer, and (b) in connection with an exemption other than those contained in MI 45-103.

Maximum Ventures Inc.
Name of issuer
501 - 905 West Pender Street, Vancouver, BC, Canada V6C 1L6
Address
(604) 669-5819
Telephone Number

2. State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in British Columbia.

Details of distribution

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

April 16, 2004

4. For each security distributed:
   (a) Describe the type of security, and
   (b) State the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

1,000,000 common shares .

5. Provide details of the distribution by completing the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
West Indies	$0.70 (deemed)	$700,000 (deemed)
Total dollar value of distribution in all jurisdictions (Canadian $)	$0.70	$700,000

Commissions and finder's fees

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Deemed Price Per Share (Canadian $)
Anthony J. Beruschi 320 Ninth Street East Revelstoke, B.C. Canada V0E 2S0	$12,750 100,000 common shares	Sec. 128 (f) of the Rules Distribution date: April 16, 2004	$0.1275

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date: June 16, 2004

MAXIMUM VENTURES INC.
Name of issuer or vendor *(please print)*

DOUGLAS BROOKS, PRESIDENT
Print name and position of person signing

Douglas D. Brooks
Signature

82-3523

FORM 45-103F4

REPORT OF EXEMPT DISTRIBUTION (AMENDED)

Issuer information

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. Also state the full name and address of the vendor, if this report is filed (a) by a vendor who is not the issuer, and (b) in connection with an exemption other than those contained in MI 45-103.

Maximum Ventures Inc.
Name of issuer
501 - 905 West Pender Street, Vancouver, BC, Canada V6C 1L6
Address
(604) 669-5819
Telephone Number

2. State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in British Columbia.

Details of distribution

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

April 30, 2004

4. For each security distributed:
   (a) Describe the type of security, and
   (b) State the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

500,000 common shares.

5. Provide details of the distribution by completing the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
West Indies	$0.80 (deemed)	$400,000 (deemed)
Total dollar value of distribution in all jurisdictions (Canadian $)	$0.80	$400,000

Commissions and finder's fees

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Deemed Price Per Share (Canadian $)
Anthony J. Beruschi 320 Ninth Street East Revelstoke, B.C. Canada V0E 2S0	$6,375 50,000 common shares	Sec. 128 (f) of the Rules Distribution date: April 30, 2004	$0.1275

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date: June 16, 2004

MAXIMUM VENTURES INC.
Name of issuer or vendor *(please print)*

DOUGLAS BROOKS, PRESIDENT
Print name and position of person signing

Douglas B. Brooks
Signature

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Maximum Ventures Inc.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

March 31, 2004

Item 3. **Press Release**

Press Release dated March 31, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces the results of its 2004 Annual and Special General Meeting and issues an update on its announce property acquisitions.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce that at its 2004 Annual and Special General Meeting held earlier today Douglas Brooks, Hugh Burnett, Neal Clarance and Leeta Drinovz were elected as Directors of the Issuer. Mr. Brooks is continuing as the Issuer's President.

The Issuer is also pleased to announce that it is proceeding with its Mongolian initiative, including options to acquire up to 75% interests in two portfolios of gold and copper properties in Mongolia, the Edren Gold/Copper Properties located in the south western Gobi region of Mongolia, and the Ulaan Gold Properties located in the western region of Mongolia, initially announced on November 6, 2003.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 1st day of April, 2004.

"Raymond Roland"
Raymond Roland, Director

properties are subject to a 1.75% royalty to the Vendor. On November 6, 2003, the Issuer also announced it was acquiring an option to acquire a second portfolio of properties, the Edren Copper/Gold Properties in Mongolia. The Issuer has filed for and is awaiting acceptance for filing of the Edren Properties from the TSX Venture Exchange. Upon acceptance for filing of the Edren Copper/Gold Properties, the Issuer will proceed to close the balance of the outstanding private placements.

Item 6. Reliance on Section 7(2) of the National Instrument 51-102

The Issuer is not relying on Section 7(2) of the National Instrument 51-102.

Item 7. Omitted Information

There is no omitted information.

Item 8. Senior Officers

Douglas B. Brooks, President - (604) 669-5819.

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 5th day of May, 2004.

"Douglas Brooks"
Douglas Brooks, President

82-3923

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SECTION 7(1)(a) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Maximum Ventures Inc.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

May 4, 2004

Item 3. **Press Release**

Press Release dated May 4, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announce that the TSX Venture Exchange has accepted for filing an Option Agreement and gives an update on its Edren Copper/Gold Properties.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce that the TSX Venture Exchange has accepted for filing an Option Agreement dated November 1, 2003 granting the Issuer an option to earn up to a 75% interest in the Edren Copper/Gold Properties located in Mongolia.

This is the second property area in Mongolia to receive acceptance for filing. On April 6, 2004, the Issuer announced that the TSX Venture Exchange had accepted for filing an option agreement granting the Issuer an option to earn up to a 75% interest in the Ulaan Gold/Copper properties located in Mongolia.

The Issuer has now opened a regional office in the capital, Ulaanbaatar, and is planning to commence exploration on its Mongolian properties in May.

The Issuer's independent qualified person on the Edren property is Dr. Gerald Harper, Ph.D., P.Geo. Regarding the Edren Copper/Gold Properties, Dr. Harper reports, "A large target with scope to host one or more porphyry deposits is

and a total of 50,000 common shares to the finder at a deemed price of $0.1275 per share in accordance with the finder's fee agreement. These shares are subject to a hold period and may not be traded until August 17, 2004. The Edren properties are subject to a 1.75% royalty to the Vendor.

Item 6. **Reliance on Section 7(2) of the National Instrument 51-102**

The Issuer is not relying on Section 7(2) of the National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 7th day of May, 2004.

"Douglas Brooks"
Douglas Brooks, President

82-5923

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Maximum Ventures Inc.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

June 10, 2004

Item 3. **Press Release**

Press Release dated June 10, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces financial results for the six-month period ended March 31, 2004.

Item 5. **Full Description of Material Change**

The Issuer announces today the results from its operations during the six-month period ended March 31, 2004. The Issuer incurred a net loss of 113,840 ($0.01 per share) for the period ended March 31, 2004, as compared to a loss of $79,240 ($0.01 per share) for the period ended March 31, 2003. The increase in the net loss was due to the increase of $16,838 in shareholder communication costs, $13,706 in transfer agent and filing fees and $9,358 in office and administrative expenditures.

Item 6. **Reliance on Section 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of the National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 17th day of June, 2004.

"Leeta Drinovz"
Leeta Drinovz, Director

TSX venture EXCHANGE

April 16, 2004

Fax: 604-669-5886

Douglas E. Eacrett
501 – 905 West Pender Street
Vancouver, BC
V6C 1L6

Attention: Douglas E. Eacrett

Dear Sirs\Mesdames:

Re: MAXIMUM VENTURES INC. ("MVI")
Property-Asset Agreement – Submission No: 91339

This is to confirm that TSX Venture Exchange has accepted for filing documentation pertaining to a property asset agreement dated November 1, 2003 by which the Company can acquire a 60% interest in three exploration licenses in Mongolia. In consideration for the acquisition, the Company agrees to make cash payments totalling US$580,000, carry out US$ 2,250,000 in exploration expenditure and issue 4,000,000 common shares. The Company can acquire an additional 15% interest in the properties by funding a positive feasibility study. The Company also agrees to issue 200,000 common shares as a finder's fee for the transaction.

A press release confirming the closing of the transaction must be issued by the Company. The press release must disclose the expiry dates of the hold period(s) for the securities issued as part of the transaction, as well as any securities issued as bonuses, finders' fees or commissions in connection with the transaction.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6543 / FAX: (604) 844-7502 / EMAIL: gilles.arseneau@tsxventure.com.

Yours truly,

Gilles Arseneau
Corporate Analyst, Geologist
Listed Issuer Services

GA/sm
Cc: Maximum Ventures Inc.

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TSX venture EXCHANGE

April 30, 2004

Douglas E. Eacrett
501 – 905 West Pender Street
Vancouver, BC V6C 1L6

Attention: Douglas E. Eacrett

Dear Sirs\Mesdames:

Re: MAXIMUM VENTURES INC. ("MVI")
Property-Asset Agreement, Correction – Submission No: 92269

Further to TSX Venture Exchange Bulletin dated April 29, 2004, common shares payable as a finder's fee should have read 125, 000 and not 175,000 as previously stated.

The Corrected Bulletin is as follows:

TSX Venture Exchange has accepted for filing documentation pertaining to a property asset agreement by which the Company can acquire a 60% interest in a mineral property situated in Mongolia. In consideration for the acquisition, the Company agrees to pay US$ 400,000 in cash, issue 2,750,000 common shares, and carry out US$ 1,750,000 in exploration expenditures before November 1, 2007. The Company can earn an additional 15% interest in the property by funding a positive feasibility study before November 1, 2009. The Company also agrees to issue **125,000** common shares as a finder's fee for the transaction.

A press release confirming the closing of the transaction must be issued by the Company. The press release must disclose the expiry dates of the hold period(s) for the securities issued as part of the transaction, as well as any securities issued as bonuses, finders' fees or commissions in connection with the transaction.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6543 / FAX: (604) 844-7502 / EMAIL: gilles.arseneau@tsxventure.com.

Yours truly,

Gilles Arseneau
Corporate Analyst, Geologist
Listed Issuer Services

GA/sm
Cc: Maximum Ventures Inc.
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82-772

TSX venture EXCHANGE

May 26, 2004

Beruschi and Company
501 – 905 West Pender Street
Vancouver, BC V6C 1L6

Attention: Douglas E. Eacrett

Dear Sirs\Mesdames:

Re: MAXIMUM VENTURES INC. ("MVI")
Private Placement-Non-Brokered – Submission No: 89433

This is to confirm that TSX Venture Exchange has accepted for filing documentation with respect to a Non-Brokered Private Placement announced November 19, 2003:

Number of Shares:	984,000 shares
Purchase Price:	$0.50 per share
Warrants:	984,000 share purchase warrants to purchase 984,000 shares
Warrant Exercise Price:	$0.75 for a two year period
Number of Placees:	14 placees
Finder's Fee:	$38,500 cash payable to Toro Ventures Inc.

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company must issue a news release announcing the closing of the private placement and setting out the expiry dates of the hold period(s). The Company must also issue a news release if the private placement does not close promptly.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 488-3105 / FAX: (604) 844-7502 / EMAIL: elizabeth.mao@tsxventure.com.

Yours truly,

Elizabeth Mao

Elizabeth Mao, Analyst
Listed Issuer Services

EM/sm

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